UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

70336F203

(CUSIP Number)

March 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	70336F203
1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SMC Holdings I, LP.; I.R.S. Identification Number: 27-2377685
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
427,691 (1)
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
427,691 (1)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,691 (1)
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO.	70336F203
1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SMC HOLDINGS I G.P., LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
427,691 (1)
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
427,691 (1)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,691 (1)
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO.	70336F203
1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John L. Steffens
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
427,691 (1)
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
427,691 (1)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,691 (1)
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO.	70336F203
1
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gregory P. Ho
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
427,691 (1)
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
427,691 (1)
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
427,691 (1)
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8%
12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

FOOTNOTES
(1) Calculated based on 3,943,572 shares of Common Stock of Patriot National Bancorp, Inc. (the “Issuer”) outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on March 30, 2021.

Item 1.

(a)	Name of Issuer
Patriot National Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices
900 Bedford Street Stamford, CT 06901

Item 2.

(a)	Name of Person(s) Filing
SMC Holdings I, LP SMC Holdings I G.P., LLC John L. Steffens Gregory P. Ho

(b)	Address of Principal Business Office or, if none, Residence
c/o Spring Mountain Capital, LP 650 Madison Avenue, 20th Floor, New York, NY, 10022

(c)	Citizenship
SMC Holdings I, LP – Delaware SMC Holdings I G.P., LLC – Delaware John L. Steffens – United States Gregory P. Ho – United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
70336F203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Reference is made to Items 5 – 9 and 11 on each of the preceding pages of this Schedule 13G.

Pursuant to its Operating Agreement, on March 31, 2021, PNBK Holdings LLC (“PNBK Holdings”) completed a pro-rata in-kind distribution of shares to its members of restricted Common Stock of the Issuer. SMC Holdings I, LP, a Delaware limited liability company (“SMC Holdings”), in its capacity as a member of PNBK Holdings, received 427,691 shares of Common Stock from PNBK Holdings as part of its pro rata, in-kind distribution. SMC Holdings now directly holds 427,691 shares of Common Stock of the Issuer.

SMC Holdings I G.P., LLC, a Delaware limited liability company (“SMC GP”), is the general partner of SMC Holdings. John L. Steffens (“Mr. Steffens”) and Gregory P. Ho (“Mr. Ho”) each serves as a Managing Member of SMC GP. SMC Holdings, SMC GP, Mr. Steffens, and Mr. Ho, as the filers of this statement, are collectively referred to herein as the “Group.” The joint filing agreement of the members of the Group is attached as Exhibit 1 to this Schedule 13G.

During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

SMC Holdings and SMC GP are organized under the laws of the State of Delaware. Mr. Ho and Mr. Steffens are citizens of the United States.

This report shall not be deemed an admission that any member of the Group is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4 above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    April 21, 2021

SMC HOLDINGS I, LP

By:	SMC HOLDINGS I G.P., LLC
General Partner

By:	/s/ Gregory P. Ho
Name:	Gregory P. Ho
Title:	Managing Member

SMC HOLDINGS I G.P., LLC

By:	/s/ Gregory P. Ho
Name:	Gregory P. Ho
Title:	Managing Member

JOHN L. STEFFENS

/s/ John L. Steffens
John L. Steffens

GREGORY P. HO

/s/ Gregory P. Ho
Gregory P. Ho

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date:   April 21, 2021

SMC HOLDINGS I, LP

By:	SMC HOLDINGS I G.P., LLC
General Partner

By:	/s/ Gregory P. Ho
Name:	Gregory P. Ho
Title:	Managing Member

SMC HOLDINGS I G.P., LLC

By:	/s/ Gregory P. Ho
Name:	Gregory P. Ho
Title:	Managing Member

JOHN L. STEFFENS

/s/ John L. Steffens
John L. Steffens

GREGORY P. HO

/s/ Gregory P. Ho
Gregory P. Ho